Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	Years ended December 31,			Three Months Ended March 31, 2015
	2012	2013	2014
(dollars in thousands)
Net Loss before taxes	$(6,701)	$(32,718)	$(47,667)	$(14,817)

Add:
Fixed Charges	564	217	276	74

Total Earnings	$(6,137)	$(32,501)	$(47,391)	$(14,743)

Fixed Charges Calculation:
Interest expensed and capitalized	$31	$—	$—	$—
Amortized premiums, discounts, and capitalized expenses related to indebtedness	382	—	—	—
Interest factor in rents (1)	151	217	276	74

Total Fixed Charges	$564	$217	$276	$74

Ratio of Earnings to Fixed Charges	$—	$—	$—	$—

Deficiency of earnings available to cover fixed charges	$(6,701)	$(32,718)	$(47,667)	$(14,817)

(1)	Consists of one-third of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.